Mail Stop 0511

                                    March 21, 2005

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C. V4A 9N3

RE: **Dynamic Alert Limited ("the company")**
     File No. 333-119566
     Amendment No. 1 Form SB-2
     Filed February 8, 2005

Dear Ms. Reich:

    We have reviewed your amended filing and have the
following comments. Where indicated, we think you should
revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with
supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may
not raise additional comments.

    Please understand that the purpose of our review
process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the
overall disclosure in your filing. We look forward to
working with you in these respects. We welcome any
questions you may have about our comments or on any other
aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

General

For the next amendment to be filed, please insure that a
red-lined copy of the amendment is filed on EDGAR. Please
refer to Rule 472 of Regulation C which requires marked
copies and Rule 310 of Regulation S-T which explains how to
mark your document.

Risk Factors

"Our Officers and Directors Do Not Have Any Direct Experience…"

Please expand this risk factor to make clear the risk or harm to the company. For example, the statement could be revised "*Because* Our Officers and Directors do not have any direct experience…"

Risk Factor 3 should be revised to disclose the percentage of time the officers and directors will devote to Dynamic's business.

Risk Factor 5, "if Dynamic fails to <u>sell the entire Offering</u>, it may never commence operations and your investment would be lost." This does not reconcile with the disclosure in the Prospectus Summary and Use of Proceeds and elsewhere in the filing. Please revise and advise.

Item 3 Prospectus Summary
The Company

According to the fourth paragraph, the company will require $19,000 in order to begin operations, and an additional $20,000 to remain operational for the twelve month period. It is requested that this disclosure be reconciled to the first paragraph in the Use of Proceeds on page 5 that $49,000 will be required for minimal operations for twelve months.

Item 4. Use of Proceeds

The sentence immediately preceding the table should make clear that the uses are shown in the order of priority. Please revise.

As previously requested in our comment #20 in the staff's letter dated November 8,2005, considering that all funds received will be immediately available, please adequately discuss the company's plans in the event a nominal amount is raised (less than 10%), but is not sufficient to commence the activities planned.

Business Development page 14

Please disclose if true that the company will not be used as a vehicle for a reverse acquisition.

Item 8. Plan of Distribution

The offering period should be updated to the latest practicable date. It is requested that the disclosure be revised to disclose the number of months for the proposed offering. If the offering may be extended for an additional period of time in order to sell the maximum, this should be stated.

With respect to the subscription agreement that was filed as exhibit 8 to the registration statement, please revise this agreement to eliminate the provisions of sections 3 and 4, except for provision 3.a. which can be retained. Please revise and file the exhibit in the next amendment.

Dependence on One or a Few Major Customers

Please expand your last sentence to mention the company's future plans regarding large corporate customers, to the extent known at this time.

Government Controls and Approvals

Briefly address the requirements or standards of the Labor Standards, and Occupational Health and Safety as they would directly affect the operations of the company.

Research and Development Activities and Costs

Please revise to clarify the meaning of the penultimate sentence of paragraph one hereunder.

Facilities

We note the last sentence here and also note the statement under Item 18. "Description of Property" which indicates that "[F]or the first year, we will conduct our administrative affairs from the office located in the home of the President…" Please revise as appropriate to make the disclosure consistent.

Also, please briefly describe the office(s) used by the company.

Employees

We note the company does not expect to hire any employees within the first year of operations. We also note that our officers and directors will do whatever work is necessary to bring the business to the point of having cash flow etc. It is further noted that management has no experience in this field of business. It is unclear who and how the services will be provided to prospective clients given the above mentioned. Please revise and fully explain the day to day operations of the company.

Expenditures

Please revise to refer to the effectiveness of the *registration statement, not the prospectus.*

Please clarify who will provide the training and consulting for the officers and directors and their affiliation if any, should be disclosed.

Financial Statements

The financial statements should be updated pursuant to Item 310(g) of Regulation S-B. A currently dated consent of the independent accountants should be included in an amendment to the registration statement.

General

Please update the information to the latest practicable date.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact David Burton at (202)942-1808 with any questions regarding accounting issues and you may contact Janice McGuirk at (202)942-1787 with any other questions.

Sincerely,

5

John Reynolds, Assistant Director
Office of Emerging Growth Companies

CC: **W. Scott Lawler, Esq.**
       (403) 272-3620 via fax